June 20, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
Beneficial Interest, $0.001 par value per share of Neuberger Berman Short Duration
Income ETF, a series of Neuberger Berman ETF Trust, under the Exchange Act of
1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com